CAEDRYN ACQUISITION CORPORATION I

Unit 901, 9/F, China Huarong Tower

60 Gloucester Road

Wanchai, Hong Kong

July 24, 2026

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Isabel Rivera, Staff Attorney
Ruairi Regan, Staff Attorney
Frank Knapp, Staff Accountant
Mark Rakip, Staff Accountant

Re:	Caedryn Acquisition Corporation I
Request for Withdrawal Pursuant to Rule 477 of Registration Statement on Form S-1
File No: 333-288951

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Act”), Caedryn Acquisition Corporation I (the “Company”) respectfully requests the immediate withdrawal of its Registration Statement on Form S-1 (File No. 333-288951) initially filed with the Securities and Exchange Commission (the “Commission”) on July 25, 2025 (the “Registration Statement”), with such request to be approved effective as of the date hereof or at the earliest practicable date thereafter. The Company determined that it is in its best interest to withdraw the Registration Statement at this time due to changed circumstances since the filing of the Registration Statement. The Registration Statement has not been declared effective by the Commission and no securities have been issued or sold under the Registration Statement. Therefore, withdrawal of the Registration Statement is consistent with the public interest and protection of investors, as contemplated by Rule 47(a) of the Act.

We would be grateful if you could please send a copy of the order granting the withdrawal of the Registration Statement to the undersigned via e-mail to Mi (Miriam) Zhou at mz@caedryn.com, with a copy to Will Cai of Cooley LLP, the Company’s counsel, via e-mail at wcai@cooley.com.

Sincerely,

CAEDRYN ACQUISITION CORPORATION I

By:	/s/ Mi Zhou
Mi Zhou
Chief Executive Officer and Director

cc:	Mi (Miriam) Zhou, Caedryn Acquisition Corporation I
Will Cai, Cooley LLP
Peter Byrne, Cooley LLP